HIGHWAY HOLDINGS LIMITED

Suite No. 1801, Level 18

Landmark North

39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

March 19, 2019

Via Edgar and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Highway Holdings Limited – Registration Statement on Form F-3
File No. 333-230122

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Highway Holdings Limited (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (File No. 333-230122) (the “Registration Statement”), so that the Registration Statement may become effective at 4:00 p.m. (Washington, D.C. time) on March 21, 2019, or as soon as practicable thereafter. Please contact Istvan Benko, U.S. counsel to the Company, at (310) 789-1226, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Alan Chan

Alan Chan

Chief Financial Officer

cc: Sherry Haywood